VMware, Inc.
3401 Hillview Avenue        (877) 486-9273 main        www.vmware.com
Palo Alto, CA 94304        (650) 427-5001 fax

May 7, 2012

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:    Kathleen Collins, Accounting Branch Chief

Re:	VMware, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-33622

Dear Ms. Collins:

On behalf of VMware, Inc. (“we,” “our,” or the “Company”), this letter is being filed in response to comments received from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter to Mark S. Peek, the Company's Chief Financial Officer and Co-President, Business Operations, dated April 12, 2012 (the “Letter”) with respect to the Company's Form 10-K for Fiscal Year Ended December 31, 2011 (the “Form 10-K”).

We look forward to working with you in enhancing our disclosures in future filings. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 8. Financial Statements and Supplementary Data
Note A. Overview and Basis of Presentation
Revenue Recognition, page 64

1.
We note from your discussion of multiple element arrangements on page 66 that for arrangements, which include undelivered elements without VSOE of fair value that are not essential to the functionality of the delivered products where one or more of the undelivered elements are not delivered ratably over time, the entire arrangement fee is deferred until VSOE of fair value is established or only elements that are delivered ratably over time remain. At such time, a pro-rated

VMware, Inc. Reply to SEC Comment Letter of April 12, 2012

share of revenue is recognized immediately with any remaining fee recognized ratably over the longest remaining ratable delivery period. Please tell us which of your product sales or arrangements would typically fit into this scenario and describe the types of elements included in them. Also, describe further how you determine the amount of pro-rated share of revenue that is recognized. Please provide in your response a sample situation of your accounting for a typical arrangement in this scenario. Additionally, provide us with the amount of revenue recognized for these types of arrangements for each period presented.

Response:

The Company advises the Staff that there are two typical sales arrangements that fit the pattern described on page 66 of the Company's Form 10-K and addressed in the Staff's Comment No. 1. These arrangements are described below.

A.	Ratable arrangement with pre-paid professional services.

We determine that sales arrangements are ratable when they include one or both of the following elements:

(i)	the customer has rights to receive future unspecified products; or

(ii)	the customer has purchased a product for which we do not have VSOE of fair value on the post contract support (“PCS”) purchased for that product.

If an arrangement determined to be ratable also includes pre-paid professional services that are not delivered ratably over time, we defer the total arrangement fee until the professional services are fully delivered or the contractual right to those professional services expires. It is difficult to predict the timing of delivery for pre-paid professional services as many factors, including our customers' preferences on timing, are outside of our control.

Provided that all other revenue recognition criteria are met, once the professional services are fully delivered or expired, and the only elements that remain undelivered are delivered ratably over time, we recognize a prorated portion of revenue. We determine the pro rata portion of revenue recognized by taking the number of months that have elapsed since the date of the contractual arrangement and dividing it by the total number of months of the arrangement. The remaining revenue is recognized ratably, on a monthly basis, over the longest remaining ratable delivery period of the contractual arrangement.

We have supplementally provided you with Exhibit 1-A attached to this letter, which sets forth a numerical example of the accounting for such arrangements.

The Company recognized revenue of approximately $8 million in 2011 for ratable arrangements with pre-paid professional services which were deferred as of the end of the prior fiscal year due to lack of delivery of such services. No such revenue was recognized in 2009 and 2010.

B.     Arrangements where one or more specified products have not been delivered.

Revenues for sales arrangements with specified products that have not yet been delivered, and where VSOE of fair value of those products cannot be established, are fully deferred. These arrangements also include PCS for all products in the arrangement. Once all specified products have been delivered, PCS is the only undelivered element and it is delivered ratably over time.

VMware, Inc. Reply to SEC Comment Letter of April 12, 2012

Provided all other revenue recognition criteria are met, at the time that all specified products are delivered we recognize the license revenue on all products, plus a prorated amount of PCS revenue. We determine the pro rata portion of the PCS revenue recognized by taking the number of months that have elapsed since the date of the contractual arrangement and dividing it by the total number of months of the arrangement. The remaining PCS revenue is recognized ratably, on a monthly basis, over the remaining PCS period.

We have supplementally provided you with Exhibit 1-B attached to this letter which sets forth a numerical example of the accounting for such arrangements.

The Company recognized revenue of approximately $344 million in 2011 and $184 million in 2010 under arrangements where one or more specified products had not been delivered and revenue was therefore deferred as of the end of the prior fiscal year. No such revenue was recognized in 2009.

2.
We note from your disclosures in Note I that future products include, in some cases, emerging products that are offered as part of product promotions where the purchaser of an existing product is entitled to receive a promotional product at no additional charge and to the extent promotional products have not been delivered and VSOE of fair value cannot be established, the revenue for the entire order is deferred until such time as all product delivery obligations have been fulfilled. We further note statements made during the Q&A session of your January 23, 2012 earnings call where the company indicated that you have given concessions to customers where they will receive “futures” that you had not historically given, and as a result about half of the deferred license revenue balance at December 31, 2011 will be recognized ratably. Please tell us how the future products referred to in your footnote disclosures differ, if at all, from those discussed during the earning call and explain further why the accounting for these arrangements also differ (i.e. deferral until delivery versus ratable recognition). To the extent these “futures” represented unspecified additional software products accounted for pursuant to ASC 985-605-25-58 and 59, then tell us what consideration you gave to disclosing these arrangements in your footnote. In your response, please provide us with the amount of revenue recognized for these arrangements in fiscal 2011.

Response:

The Company advises the Staff that the arrangements referred to in the excerpt from Note I of the Form 10-K included in the Staff's Comment No. 2 (which are arrangements that include “Promotional Products”) are distinct from the arrangements that we referred to as “futures” in the Q&A session of our January 23, 2012 earnings call (which are arrangements that provide for “Unspecified Future Products”). Arrangements that include Promotional Products result in the deferral of all revenue until delivery of the Promotional Products occurs. Arrangements that include Unspecified Future Products result in ratable recognition of all revenue as those future products may be delivered throughout the contractual arrangement as they become available over time. As discussed below, the application of our revenue recognition policies to both Promotional Products arrangements and Unspecified Future Products arrangements are disclosed in Note A and Note I of the Form 10-K.

Arrangements with Promotional Products are included in the arrangements described in Example B of the Company's response to Comment No. 1 above, as these arrangements have specified software products for which VSOE of fair value cannot be established. We disclose the accounting treatment for Promotional Products Arrangements in Note A, on page 66 of our Form 10-K, as follows:

“Arrangements including undelivered elements without VSOE of fair value that are not essential to

VMware, Inc. Reply to SEC Comment Letter of April 12, 2012

the functionality of the delivered products where one or more of the undelivered elements are not delivered ratably over time. The entire arrangement fee is deferred until VSOE of fair value is established or only elements that are delivered ratably over time remain. At such time, a pro-rated share of revenue is recognized immediately with any remaining fee recognized ratably over the longest remaining ratable delivery period.”

We further disclose the accounting for these arrangements in Note I, on page 79 of our Form 10-K, as follows:

“Future products include, in some cases, emerging products that are offered as part of product promotions where the purchaser of an existing product is entitled to receive a promotional product at no additional charge and to the extent promotional products have not been delivered and VSOE of fair value cannot be established, the revenue for the entire order is deferred until such time as all product delivery obligations have been fulfilled.”

As discussed in our response to Comment No. 1, once the Promotional Product is generally available, has been delivered to the customer and all other revenue recognition criteria are met, the license revenue is recognized along with a pro-rated portion of the PCS. Exhibit 1-B provides a numerical example of the accounting for such arrangements.

Arrangements that provide for Unspecified Future Products, which we occasionally refer to as “futures”, are arrangements in which customers negotiate the right to unspecified future products as part of the current arrangement fee. We noted this circumstance as a concession during the earnings call, as that right is not included in our standard contractual language but is sometimes conceded in the course of negotiations with the customer.

We disclose the accounting treatment for arrangements with Unspecified Future Products in our discussion of accounting for multiple element arrangements in Note A. The accounting treatment for arrangements with Unspecified Future Products will fall into one of the two following categories set forth in Note A on page 66 of our Form 10-K, depending upon whether the arrangements include undelivered elements which are not delivered ratably over time:

•
“Arrangements including undelivered elements without VSOE of fair value that are not essential to the functionality of the delivered products where all of the undelivered elements are delivered ratably over time. Revenue for the entire arrangement fee is recognized ratably, once delivery has commenced, over the longest delivery period;”

•
“Arrangements including undelivered elements without VSOE of fair value that are not essential to the functionality of the delivered products where one or more of the undelivered elements are not delivered ratably over time. The entire arrangement fee is deferred until VSOE of fair value is established or only elements that are delivered ratably over time remain. At such time, a pro-rated share of revenue is recognized immediately with any remaining fee recognized ratably over the longest remaining ratable delivery period.”

We further disclose the accounting for these arrangements in Note I, on page 79 of our Form 10-K, as follows:

“Unearned license revenue may also be recognized ratably, which is generally due to a right to receive unspecified future products or a lack of VSOE of fair value on the software maintenance element of the arrangement.”

VMware, Inc. Reply to SEC Comment Letter of April 12, 2012

During 2011, the amount of revenue recognized under arrangements including Unspecified Future Products was approximately $20 million.

The Company's unearned license revenue subject to ratable recognition has been increasing as a result of arrangements that include Unspecified Future Products, as well as the other circumstances described in part A (ii) of our response to Comment No. 1. As we discussed on the earnings call noted by the Staff, as of December 31, 2011 the portion of unearned license revenue subject to ratable recognition represented about half of our unearned license revenue.

We further advise the Staff that we have included the following statement in the Management Discussion and Analysis section of our Form 10-Q filed on May 2, 2012 for the fiscal quarter ended March 31, 2012:

“Increasingly, unearned license revenue may also be recognized ratably, which is generally due to a right to receive unspecified future products or a lack of VSOE of fair value on the software maintenance element of the arrangement. At March 31, 2012, the ratable component represented over half of the total unearned license revenue balance.”

Note K. Income Tax, page 79

3.
Tell us what consideration you gave to disclosing the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration if determination of that liability is practicable or a statement that determination is not practicable pursuant to ASC 740-30-50-2(c).

Response:

The Company advises the Staff that, as stated in the Form 10-K, our intent is to indefinitely reinvest our non-U.S. earnings in our foreign operations and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations. Additionally, we have determined that it is not practicable to estimate the amount of tax that may be payable upon repatriation.

We acknowledge that under ASC 740-30-50-2(c), when an issuer determines that it is impracticable to estimate the amount of tax that may be payable upon repatriation, the issuer is required to state its determination in the notes to its audited financial statements. We did include such a statement in the notes to the audited financial statements filed with our previous Form 10-K filing for the year ended December 31, 2010. However, we mistakenly failed to include the statement in our most recent Form 10-K filing for the year ended December 31, 2011.

In future filings on Form 10-K, we will include the disclosure required by ASC 740-30-50-2(c). If we determine that calculation of the potential tax liability is impracticable, we will make an express statement to that effect, as we have done in our prior filings.

We further advise the Staff that we included the following disclosure in our Form 10-Q for the quarter ended March 31, 2012, filed on May 2, 2012:

“As of March 31, 2012, VMware's total cash, cash equivalents, and short-term investments were $5,222.3 million, of which $2,464.0 million were held outside the U.S. If these overseas funds are needed for its operations in the U.S., VMware would be required to accrue and pay U.S. taxes on

VMware, Inc. Reply to SEC Comment Letter of April 12, 2012

related undistributed earnings to repatriate these funds. However, all income earned abroad, except for previously taxed income for U.S. tax purposes, is considered indefinitely reinvested in VMware's foreign operations and no provision for U.S. taxes has been provided with respect thereto. At this time, it is not practicable to estimate the amount of tax that may be payable were VMware to repatriate these funds,”

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (650) 427-4687 (telephone) or via email at rsisco@vmware.com.

Very truly yours,

/s/ ROBYNNE D. SISCO

Robynne D. Sisco
Chief Accounting Officer
Corporate Controller

cc:	Melissa Feider, Securities and Exchange Commission
Craig Norris, Vice President, Deputy General Counsel, VMware, Inc.
Mark Peek, Chief Financial Officer and Co-President, Business Operations
Dawn Smith, Senior Vice President and General Counsel, VMware, Inc.
Larry Wainblat, Director, Senior Counsel, Corporate Securities, VMware, Inc.

VMware, Inc. Reply to SEC Comment Letter of April 12, 2012
(attachment)

Exhibit 1-A
Assumptions:

•	Arrangement has a duration of 2 years

•	Arrangement is entered into on 10/1/2011

•	Arrangement is ratable as it includes the ability to add unspecified future products

•	Arrangement includes pre-paid professional services, the delivery of which is completed during Q3 2012

•	Values assigned to PCS and pre-paid professional services represent VSOE of fair value

	Value of	Revenue Recognized
	Arrangements	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Total
Perpetual License	1,000,000	-	-	-	500,000	125,000	125,000	125,000	125,000	1,000,000
PCS (2 years)	500,000	-	-	-	250,000	62,500	62,500	62,500	62,500	500,000
Pre-Paid Professional Services	250,000	-	-	-	125,000	31,250	31,250	31,250	31,250	250,000
Total value of arrangement	1,750,000	-	-	-	875,000	218,750	218,750	218,750	218,750	1,750,000

Exhibit 1-B
Assumptions:

•	Arrangement has a duration of 2 years

•	Arrangement is entered into on 10/1/2011

•	Includes an undelivered specified product for which does not have VSOE of fair value

•	Delivery of all products is completed during Q1 2012

•	Value assigned to PCS represents VSOE of fair value

	Value of	Revenue Recognized
	Arrangement	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Total
Perpetual License	1,000,000	-	1,000,000	-	-	-	-	-	-	1,000,000
PCS (2 years)	500,000	-	125,000	62,500	62,500	62,500	62,500	62,500	62,500	500,000
Total value of arrangement	1,500,000		1,125,000	62,500	62,500	62,500	62,500	62,500	62,500	1,500,000